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                                                                    EXHIBIT 23.1

The Board of Directors
Sigma Wireless Technologies Limited
McKee Avenue
Finglas
Dublin 11

Dear Sirs

Consent of independent auditors

We consent to the incorporation by reference in the registration statements on Forms S-8 (No. 333-122117, No. 333-61926, No. 333-82120, No. 333-103233, No.
333-112621, No. 333-106891, No. 333-70886 and No. 333-75204) of PCTEL, Inc. of
our report dated 16 September, 2005 with respect to the consolidated balance sheet of Sigma Wireless Technologies Limited as of 31 December 2004, and the related profit & loss account statement, consolidated statement of total recognised gains and losses, consolidated cashflow statement and the reconciliation of net cashflow to movement in net debt for the year ended 31 December 2004, which report appears in this Current Report on Form 8-K/A of PCTEL, Inc.


/s/ KPMG

KPMG
Dublin, Ireland
16 September 2005